UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	1-9625

CENTEX DEVELOPMENT COMPANY, L.P.

(Exact name of registrant as specified in its charter)

2728 N. Harwood Street, Dallas, Texas 75201 (214) 981-6770

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Warrants to purchase Class B Units of limited partnership interest expiring November 30, 2007

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐*	Rule 12h-3(b)(1)(i)	☒

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	Zero

     Pursuant to the requirements of the Securities Exchange Act of 1934 Centex Development Company, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CENTEX DEVELOPMENT COMPANY, L.P.

By:	CENTEX HOMES, a Nevada general partnership its general partner

By:	CENTEX REAL ESTATE CORPORATION, a Nevada corporation, managing general partner of Centex Homes

Date:	March 23, 2004	By:	/s/ Raymond G. Smerge

			Name:	Raymond G. Smerge
			Title	Vice President and Secretary

* On February 29, 2004 a subsidiary of Centex Corporation ("Centex") was merged with and into Centex Development Company, L.P. ("CDC"), with CDC surviving as a partnership subsidiary of Centex (the "CDC Merger"). Pursuant to the CDC Merger, the warrants to purchase Class B Units of limited partnership interest in CDC (the "CDC Warrants") were cancelled and, for their beneficial interests in the CDC Warrants, holders of record of the CDC Warrants on February 29, 2004 (who are also the Centex stockholders) received an amount equal to $.01 per share of Centex common stock. Accordingly, following the completion of the CDC Merger, the CDC Warrants never became subject to Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") by virtue of the last clause of Rule 12g-2 of the Exchange Act since at the time of the effectiveness of the Form 25 and deregistration pursuant to Section 12(d) of the Exchange Act, the CDC Warrants had been canceled and thus were no longer "held of record by 300 or more persons."